October 22, 2015

Via EDGAR

Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Ethan Allen Interiors Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 001-11692

Dear Mr. Duchovny:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 19, 2015 relating to the above referenced preliminary proxy statement (the “Preliminary Proxy Statement”) filed by Ethan Allen Interiors Inc. (the “Company”).

For your convenience, I set forth each comment from your letter in bold typeface and include the Company’s response below it.

Preliminary Schedule 14A

1.                                      Please tell us where you have provided the disclosure required by Item 5(b) of Schedule 14A.

Response:

The Company acknowledges the Staff’s comment. Item 5(b)(1) calls for the disclosure of any substantial interest, direct or indirect, by security holdings or otherwise, of each participant as defined in paragraphs (a) (ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A. The persons constituting participants as so defined are: seven incumbent nominees, M. Farooq Kathwari, James B. Carlson, Clinton A. Clark, John J. Dooner, Jr., Domenick J. Esposito, James W. Schmotter and Tara I. Stacom; and present directors not standing for reelection, Kristin Gamble and Frank G. Wisner. As indicated below, the Company has disclosed in the Preliminary Proxy Statement or will modify the Proxy Statement to disclose the participants’ interests in any matter to be acted upon at the 2015 annual meeting of stockholders (the “Annual Meeting”) and include the following information, to the extent applicable:

(i) Name and business address of the participant. — Please refer to the following disclosure on page 67 of the Preliminary Proxy Statement “Unless otherwise noted below, the address for each listed director and NEO is Ethan Allen Interiors Inc., Ethan Allen Drive, Danbury, CT 06810.”

(ii) The participant’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. — See the biographical information for each nominee beginning on page 19 of the Preliminary Proxy Statement. Biographical information for Ms. Gamble and Mr. Wisner, the only other participants, shall be included or incorporated by reference in the Preliminary Proxy Statement.

(iii) Whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. — There is no such information to disclose.

(iv) The amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly. — See the beneficial ownership of the incumbent directors on page 67 of the Preliminary Proxy Statement. The Company will modify the Preliminary Proxy Statement to provide such information for nominee Tara I. Stacom.

(v) The amount of each class of securities of the registrant which the participant owns of record but not beneficially. — There is no such information to disclose.

(vi) All securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date. - The Company will modify the Preliminary Proxy Statement to provide such information for each participant.

(vii) Funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. — There is no such information to disclose.

(viii) Whether or not the participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. — There is no such information to disclose.

(ix) The amount of securities of the registrant owned beneficially, directly or indirectly, by each of the participant’s associates and the name and address of each such associate. — There is no such information to disclose.

(x) The amount of each class of securities of any parent or subsidiary of the registrant which the participant owns beneficially, directly or indirectly. — There is no such information to disclose.

(xi) Information required by Item 404(a) of Regulation S-K (§ 229.404(a) of this chapter). — There is no information that is required to be disclosed that has not already been disclosed in the Preliminary Proxy Statement.

(xii) Whether or not the participant or any associates of the participant have any arrangement or understanding with any person—(A) with respect to any future employment by the registrant or its affiliates; or (B) with respect to any future transactions to which the registrant or any of its affiliates will or may be a party. — There is no information that is required to be disclosed that has not already been disclosed in the Preliminary Proxy Statement.

Cover Letter

2.                                      We note your statements that Sandell and the participants in its solicitation are “seeking to take control” of the company “without any disclosed strategy for operating or growing” the company “or without paying any control premium” to your security holders. You clarify that a control premium is not associated with the election of directors. Please revise your disclosure to explain why you believe Sandell is attempting to take control of the company when it is nominating 5 individuals that are independent of Sandell and when all of its nominees will be subject to fiduciary duties with respect to your security holders, not to Sandell’s management or ownership..

Response:

The Company acknowledges the Staff’s comment.  Pursuant to Sandell’s correspondence to the Company, dated August 14, 2015, August 26, 2015, and September 15, 2015, and as confirmed in Sandell’s Preliminary Proxy Statement, filed with the Commission on October 14, 2015, Sandell has nominated six individuals for election to the seven-person Board of Directors. It is the Company’s belief that, the replacement of six members of a seven person board, or, for that matter, even a simple majority of a board of directors of a company is commonly understood to constitute a change of control. The role of a corporate board is to manage and supervise the activities of the corporation for the benefit of all stockholders.  The duties of a board that oversees professional management ordinarily entails the obligation to establish or approve the long-term strategic, financial and organizational goals of the corporation. The replacement of a majority of the members of a board inherently means that any previously established strategy could be reversed.  Accordingly, proxy advisor, ISS, has different voting advisory guidelines for making its voting recommendations in contested elections where a majority of directors may be replaced as opposed to the nomination of a minority slate. If a minority slate is proposed, ISS asks two key questions: Have the activists demonstrated that change is warranted based on financial performance and stock price performance compared to a peer group (generally over five years), as well as governance considerations and, if change is warranted, are the activists’ nominees more likely to effect that change than the management nominees? If a majority slate is proposed, ISS will require the activist to present a well-reasoned and detailed business plan and a transition plan that describes how the change in control of the company will be effected, including identification of a qualified and credible new management team (in addition to questions raised for minority slates). Clearly, ISS makes such additional specific inquiries in light of the fact that an activist seeking to change a majority of the board is effectively taking control of the corporation.

Directors, placed on public company boards through proxy access or a proxy fight, are typically perceived as representatives of those shareholders that nominated them.  Such nominees are likely to share a similar vision of the corporation’s strategy. Given the considerable time and expense of initiating a proxy contest, it would be illogical to assume otherwise.

This is especially true in the case of this solicitation because of Sandell’s publicly stated plans to dismantle the Company, notwithstanding that it owns a disproportionately small percentage of the Company’s common stock.  Sandell has also made public overtures about the attractiveness of taking the Company private.  For example, Sandell’s statements contained in its letter to Mr. Farooq Kathwari, which is filed as Exhibit 99.1 to Sandell’s Schedule 14A, filed with the Commission on August 14, 2015: “What is perhaps most compelling is the fact that you are intimately familiar with the process of consummating an acquisition of Ethan Allen. As we have discussed with you on multiple occasions, you were directly responsible for spearheading the LBO of Ethan Allen in 1989 when a consortium led by management took the Company private. Today’s environment is much, much more hospitable to financing acquisitions than it was in 1989. We note that Ethan Allen had to pay an interest rate of 18.17% before refinancing bonds associated with the Company’s acquisition in 1989 whereas today we believe a private equity sponsor could easily procure bank financing at an interest rate in the vicinity of 4% to 5%. We believe that a purchase of Ethan Allen at $38 per share should generate an IRR of 20% annually to a private equity sponsor, which is a remarkably attractive return profile, while a purchase at $41 per share should still generate an IRR greater than 15% annually, a benchmark threshold for many sponsors.”

3.                                      On a related note, it appears that Sandell has provided some indication of its plans for the company over the last two months. Please revise your disclosure to address this.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure to clarify that Sandell has no “operating” strategy for the Company and that Sandell solely proposes to alter the Company’s fiscal policy and to sell off assets to real estate investment trusts.

Additional Background of the Solicitation, page 14

4.                                      Please provide us support for the statements attributed to Mr. Sandell on July 15, 2015 at the CNBC Delivering Alpha Conference.

Response:

Support for the statements attributed to Mr. Sandell on July 15, 2015 at the CNBC Delivering Alpha Conference can be found at: http://www.cnbc.com/2015/07/22/cnbc-exclusive-keith-meister-tom-sandell-and-jeffrey-smith-speak-from-cnbc-institutional-investor-delivering-alpha-conference.html.

Proposal 1. Election of Directors, page 18

5.                                      Please disclose who would serve on the board of directors if any or all nominees, yours or Sandell’s, did not receive the necessary majority of votes.

Response:

If no nominees, the Company’s or Sandell’s, receive the necessary majority of votes at the Annual Meeting, then the existing Board of Directors would holdover in accordance with the Company’s Certificate of Incorporation, as amended, until another meeting of stockholders could be arranged.  Generally, the Company’s or Sandell’s nominees receiving the requisite votes would constitute the Company’s Board of Directors after the Annual Meeting and the members of the Company’s existing Board of Directors not receiving the requisite votes at the Annual Meeting would resign in accordance with the Company’s Director Policy.

6.                                      Please disclose whether the election of Sandell’s nominees would result in the acceleration of any payment due, whether for debt or any other company obligation.

Response:

The Company acknowledges the Staff’s comment.  The election of Sandell’s nominees will not result in the acceleration of any payment due, whether for debt or any other obligation of the Company.

Proxy Solicitation Expense, page 69

7.                                      We note that proxies may be solicited by mail, by telephone, telegraph or personal interview.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response:

The Company acknowledges the Staff’s comment.

Form of Proxy Card

8.                                      Please revise your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

The Company acknowledges the Staff’s comment and will revise its form of proxy card to clearly identify it as being preliminary.

On behalf of the Company, I hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings of the Company; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at 203-743-8508.

Sincerely,

/s/ Eric D. Koster
Eric D. Koster
Vice President, General Counsel and Secretary